New Gold Announces Sale of Peak Mines for $58 Million

(All figures are in US dollars unless otherwise indicated)

November 20, 2017 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE American:NGD) today announces that it has entered into a binding agreement with Aurelia Metals Limited ("Aurelia") to sell the Peak Mines located in Cobar, New South Wales, Australia for cash consideration of $58 million (the "Transaction").

"Peak has generated significant value for New Gold and predecessor companies over its 25 years of operation," stated Hannes Portmann, President and Chief Executive Officer. "Peak's robust history of replacing and growing its mineral resources has been key to its successful contribution to New Gold's portfolio of assets. The sale of Peak Mines will offer Aurelia the opportunity to grow its asset base in the Cobar region by leveraging Peak's great team, strong track record of performance, and unlocking its longer-term potential. Today's transaction is another step to enhance New Gold's liquidity and will further enable the company to focus on its Americas-centric portfolio of operating mines and development projects."

"On behalf of New Gold, I would like to thank the Peak team for their commitment and dedication, and wish them continued success as they move forward with Aurelia," added Mr. Portmann.

Aurelia intends to fund the Transaction through a combination of an A$45 million debt facility provided by the Investec Group and an equity placement in the order of A$70 million. Aurelia's largest shareholder, Pacific Road Capital Management Pty Ltd, has committed to Aurelia to subscribe for up to A$35 million in the equity raising and increase their interest in Aurelia to 36.7% from 33.6%, subject to shareholder approval. Aurelia will pay at least a $3 million deposit, which will be retained by New Gold in certain circumstances if the Transaction is not completed.

The Transaction is subject to customary closing conditions, including Aurelia shareholder approval of a portion of the equity financing and consent from the New South Wales Minister responsible for the Mining Act 1992 for the transfer of control of certain exploration licenses, and is expected to close in the first quarter of 2018.

Macquarie Capital acted as financial advisor to New Gold and Corrs Chambers Westgarth acted as New Gold's legal advisor.

About New Gold Inc.

New Gold is an intermediate gold mining company with a portfolio of five producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release is "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include the statements with respect to: Aurelia's funding of the Transaction and payment of the deposit and the achievement of closing conditions within the time expected.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting Peak's operations; (2) Aurelia will fund the Transaction on a basis consistent with New Gold's current expectations, including obtaining the required shareholder approvals of Aurelia's financing; and (3) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines, including consent from the New South Wales Minister responsible for the Mining Act 1992 for the transfer of control of certain exploration licenses held by Peak.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: Aurelia obtaining the funding required for the Transaction; Aurelia obtaining the required shareholder approvals of Aurelia's financing; changes in national and local government legislation in Australia; controls, regulations and political or economic developments in Australia; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits, authorizations and approvals, including consent from the New South Wales Minister responsible for the Mining Act 1992 for the transfer of control of certain exploration licenses held by Peak, and complying with permitting requirements as well as "Risk Factors" included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information, please contact:

Julie Taylor
Director, Corporate Communications
and Investor Relations
Direct: +1 (416) 324-6015
Email: info@newgold.com